
TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915


05009439

June 30, 2005

SUPPL

By Overnight Courier
Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 0 1 2005
WASH. D.C. 198 SECTION

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Unaudited Consolidated Balance Sheet dated March 31, 2005.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
JUL 0 6 2005
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

GLY/kp

Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

File No. 82-34876

Trilogy Energy Trust
Unaudited Consolidated Balance Sheet

March 31, 2005

These financial statements and related notes have not been reviewed by an auditor.

Trilogy Energy Trust
Balance Sheets
(Unaudited)

	March 31, 2005	February 25, 2005
Assets		
Cash	**$ 1,520**	$ 20
	$ 1,520	$ 20
Liability and Unitholder's Capital		
Note payable (note 2)	**$ 1,500**	$ —
Unitholder's capital (note 3)	**20**	20
	$ 1,520	$ 20

See accompanying notes.

These financial statements and related notes have not been reviewed by an auditor.

Trilogy Energy Trust
Notes to Balance Sheets
March 31, 2005
(Unaudited)

1. General

Trilogy Energy Trust (the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated February 25, 2005. Subsequent to its formation, the Trust has established 2 wholly-owned subsidiaries, Trilogy Holding Trust and Trilogy Energy Ltd., the balance sheets of which are consolidated in the Trust's balance sheet. The Trust and its subsidiaries have not carried on active business from formation to March 31, 2005. The Trust is managed by Trilogy Energy Ltd., the administrator of the Trust, effective April 1, 2005.

The financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2. Note Payable

In March 2005, the Trust issued a promissory note to an individual for $1,500 cash payable upon demand. The promissory note bears interest at 8½ % per annum and is unsecured.

3. Unitholder's Capital

(a) Authorized

The authorized capital of the Trust is comprised of an unlimited number of Trust Units and an unlimited number of Special Voting Rights. Compared to the holders of the Trust Units, holders of Special Voting Rights are not entitled to any distributions of any nature from the Trust nor have any beneficial interest in any property or assets of the Trust on termination or winding-up of the Trust.

(b) Issued and outstanding

	Number of Units	Consideration
Trust Units issued upon settlement	1	$ 20
Balance at March 31, 2005 and February 25, 2005	1	$ 20

No Special Voting Rights were outstanding at March 31, 2005.

4. Subsequent Events

Pursuant to the plan of arrangement involving Paramount Resources Ltd. ("Paramount") and its shareholders and option holders as described in the Information Circular of Paramount dated February 28, 2005, the Trust indirectly acquired certain properties from Paramount effective April 1, 2005. These assets (the "Trust Assets") are located in the Kaybob and Marten Creek areas of Alberta. Through the plan of arrangement, shareholders of Paramount received in exchange for each of their common shares, one new common share of Paramount and one Trust Unit. At closing, shareholders

of Paramount owned 81% of the issued and outstanding Trust Units with the remaining 19% of the issued and outstanding Trust Units being held by Paramount.

The transfer of the Trust Assets did not result in a substantial change in ownership of the Trust Assets by Paramount on the effective date of the plan of arrangement and therefore the transaction was accounted for at the carrying value of the assets transferred. The approximate carrying value of the assets and related liabilities transferred to the Trust on April 1, 2005 were as follows:

	$ 000
Property, plant and equipment – net of accumulated depletion and depreciation	699,207
Asset retirement obligation	(65,076)
Goodwill	19,400
Net working capital accounts	(35,674)
	617,857

The net carrying value of the assets and related liabilities accounts were credited to unitholders' capital account on April 1, 2005.

In accordance with the plan of arrangement, the Trust paid Paramount on April 1, 2005 an amount of $190 million plus $30 million as an initial settlement of outstanding working capital distribution amounts. The $190 million transfer consideration was charged against unitholders' capital.

The above payments to Paramount were funded through a credit facility agreement entered into by the Trust on April 1, 2005 with a syndicate of Canadian chartered banks. Under the terms of the credit agreement, the Trust has $235 million committed revolving and term facility and $25 million working capital facility. Borrowing under the facility bears interest at the lenders' prime rate, Bankers' Acceptances or LIBOR rate, plus an applicable margin dependent on certain conditions. The revolving nature of the Trust's credit facility is due to expire on March 31, 2006. Advances drawn on the Trust's facility are secured by a fixed and floating charge over the assets of the Trust.

In connection with the plan of arrangement, Paramount incurred on behalf of the Trust approximately $4 million of reorganization costs which were charged against unitholders' capital on April 1, 2005.